Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

Edmonton, Alberta, February 1, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and nine months ended December 31, 2009.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights

	Three Months Ended Dec. 31,		Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	2009	2008
Revenue	$222,714	$258,565	$540,927	$797,836
Gross profit	$47,420	$50,992	$105,351	$142,865
Gross profit margin	21.3%	19.7%	19.5%	17.9%
Operating income (loss)	$30,904	$(2,207)	$59,245	$47,771
Net income (loss)	$20,797	$(14,699)	$36,380	$3,175

Consolidated EBITDA (1)	$43,942	$47,900	$95,282	$120,855
Capital spending	$4,774	$9,369	$48,039	$84,895

(1)	For a definition of Consolidated EBITDA (as defined within the credit agreement) and reconciliation to net income, see “Non-GAAP Financial Measures” at the end of this release.

“We achieved strong operating performance in the three and nine months ended December 31, 2009, with sound project execution and increased efficiency supporting higher margins and a strong Consolidated EBITDA result,” said Rod Ruston, President and CEO.

“Our oil sands related business was a key contributor, with growth in recurring services providing important stability to our consolidated results. We were also successful in renewing and increasing the scope of a 12-month mining services agreement with Suncor,” said Mr. Ruston.

“On the project development front, we continued to see signs that the climate for oil sands investment is improving, although overall activity remains well below last year’s levels. Our Pipeline division had its best quarter this fiscal year as we proceeded with projects for Terasen Gas Inc. and Spectra Energy Corp. Despite very competitive conditions in the Pipeline market, we have been successful in identifying and winning good opportunities,” said Mr. Ruston.

“Overall, we are pleased with our results for the three and nine-month periods and believe that we are performing well in the midst of challenging but improving economic conditions. We expect to sustain or improve on our performance in the months ahead as we target some of the business opportunities we see as our markets recover,” said Mr. Ruston.

NEWS RELEASE

Consolidated Results for the Three Months Ended December 31, 2009

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Revenue	$222,714	$258,565	$(35,851)

For the three months ended December 31, 2009, NAEP achieved consolidated revenue of $222.7 million, compared to $258.6 million during the same period last year, with growth in recurring services revenue helping to offset a reduction in project development revenue. Recurring services benefited from increased activity at Shell Canada Energy’s (Shell Albian) Albian sites under the three-year master services agreement, increased activity levels at Canadian Natural Resources Limited’s (Canadian Natural) Horizon mine under the 10-year overburden removal contract, as well as increased mining services provided to Suncor Energy Inc. (Suncor).  These gains were partially offset by reduced activity at Syncrude Canada Ltd.’s (Syncrude) sites. Recurring services accounted for 86% of oil sands revenue during the period, compared to 57% last year. The reduction in project development revenue reflects continued weakness in commercial and industrial construction markets due to the current economic slowdown and reduced project development activity in the oil sands.

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Gross profit	$47,420	$50,992	$(3,572)
Gross profit margin	21.3%	19.7%

Gross profit for the three months ended December 31, 2009 was $47.4 million, compared to $51.0 million in the same period last year. The change in gross profit primarily reflects lower revenue. Gross profit margin improved to 21.3% of revenue from 19.7% during the same period last year, primarily reflecting lower equipment costs due to the timing of planned repair and maintenance costs and company-wide efforts to improve efficiency and reduce expenses.

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Operating income (loss)	$30,904	$(2,207)	$33,111
Operating margin	13.9%	-0.9%

Operating income for the three months ended December 31, 2009 was $30.9 million or 13.9% of revenue, compared to an operating loss of $2.2 million in the same period last year. The operating loss from last year included a charge of $32.8 million for goodwill impairment.  Excluding this impairment, operating income would have been $30.5 million or 11.8% of revenue. Operating income and margin in the current period reflect the benefits of higher gross margin and a $4.3 million reduction in general and administrative costs resulting from reorganization, cost-reductions and process improvements implemented in the prior fiscal year.

NEWS RELEASE

	Three Months Ended Dec. 31,
(dollars in thousands, except per share amounts)	2009	2008	Change
Net income (loss)	$20,797	$(14,699)	$35,496
Per share information:
Net income (loss) - basic	$0.58	$(0.41)	$0.99
Net income (loss) - diluted	$0.57	$(0.41)	$0.98

The Company recorded net income of $20.8 million (diluted income per share of $0.57) for the three months ended December 31, 2009, compared to a net loss of $14.7 million (diluted loss per share of $0.41) during the same period last year.  Non-cash items positively affecting net income in the current year included the positive foreign exchange impact of a strengthening Canadian dollar on the Company’s US dollar-denominated 8 ¾% senior notes, a gain on cross-currency and interest rate swaps, gains related to embedded derivatives in long-term supplier contracts and gains related to embedded derivatives in the redemption options in our 8 ¾% senior notes. These were partially offset by a loss related to an embedded derivative in a long-term customer contract. Net income for the three months ended December 31, 2008 was also negatively affected by the non-cash impact of the goodwill impairment charge as described above. Excluding the above items, diluted income per share would have been $0.40 for the three months ended December 31, 2009, compared to $0.59 during the same period last year.

Consolidated Results for the Nine Months Ended December 31, 2009

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Revenue	$540,927	$797,836	$(256,909)

For the nine months ended December 31, 2009, consolidated revenue was $540.9 million, compared to $797.8 million during the same period last year.  The $256.9 million change reflects lower project development revenue resulting from reduced development activity in the oil sands, continuing weakness in the commercial and industrial construction industry and a slowdown in pipeline activity following completion of the TMX project. Recurring services revenue was stable on a year-to-date basis, as increased activity at the Shell Albian, Canadian Natural and Suncor sites helped offset reduced activity at Syncrude’s sites. Recurring services accounted for 85% of NAEP’s oil sands’ revenue in the period, compared to 59% in the same period last year.

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Gross profit	$105,351	$142,865	$(37,514)
Gross profit margin	19.5%	17.9%

Gross profit for the nine months ended December 31, 2009 was $105.4 million, compared to $142.9 million during the same period last year, primarily reflecting lower revenue. Gross profit margin improved to 19.5% of revenue from 17.9% in the prior period, reflecting the benefit of reduced equipment costs related to the timing of planned repairs and maintenance and company-wide efforts to improve efficiency and reduce expenses.

NEWS RELEASE

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Operating income	$59,245	$47,771	$11,474
Operating margin	11.0%	6.0%

Operating income for the nine months ended December 31, 2009 was $59.2 million or 11.0% of revenue, compared to $47.8 million or 6.0% of revenue during the same period last year.  Prior-year period operating income included a charge of $32.8 million for goodwill impairment.  Excluding this impairment, operating income would have been $80.5 million or 10.1% of revenue. The year-over-year improvement in operating margin reflects higher gross margin and a $13.8 million year-over-year decrease in general and administrative costs resulting from reorganization, cost-reductions and process improvements implemented in the prior fiscal year.

(dollars in thousands, except per	Nine Months Ended Dec. 31,
share amounts)	2009	2008	Change
Net income	$36,380	$3,175	$33,205
Per share information:
Net income - basic	$1.01	$0.09	$0.92
Net income - diluted	$0.99	$0.09	$0.90

The Company achieved net income of $36.4 million (diluted income per share of $0.99) for the nine months ended December 31, 2009, compared to net income of $3.2 million (diluted income per share of $0.09) during the same period last year.  Non-cash items positively affecting net income in the current period included the positive foreign exchange impact of a strengthening Canadian dollar on the Company’s US dollar denominated 8 ¾% senior notes, gains related to embedded derivatives in long-term supplier contracts and gains related to embedded derivatives in the redemption options in our 8 ¾% senior notes. These gains were partially offset by a loss on cross-currency and interest rate swaps, along with a loss related to an embedded derivative in a long-term customer contract. Net income for the nine months ended December 31, 2008 was also negatively affected by the non-cash impact of the goodwill impairment charge as described above. Excluding the above items, diluted income per share would have been $0.59 for the nine months ended December 31, 2009, compared to $1.29 for the same period last year.

NEWS RELEASE

Segment Results

Heavy Construction and Mining

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$185,170	$198,620	$(13,450)
Segment profit	$36,461	$38,489	$(2,028)
Profit margin	19.7%	19.4%

For the three months ended December 31, 2009, revenue from the Heavy Construction and Mining segment was $185.2 million, compared to $198.6 million during the same period last year. The change in revenue reflects reduced oil sands project development activity, partially offset by increased recurring services revenue. Recurring services represented approximately 85% of the segment’s revenue, compared to 67% last year. The change in revenue also reflects the discontinuation of tire premium surcharges as well as lower third-party materials supply on certain contracts, compared to a year ago. Third-party materials supply involves the supply of fuel and/or construction materials such as gravel to a project. In some cases, the supply of materials can be a significant component of the contract and result in higher revenue; however, the cost of the materials is typically passed through to the customer with a minimal mark-up.

Profit margin in the Heavy Construction and Mining segment for the three months ended December 31, 2009 increased to 19.7% of revenue, from 19.4% during the same period last year. This improvement reflects higher margins on recurring services which were achieved through solid execution, reduced third-party materials supply, lower equipment rentals and the successful execution of a construction project for a major oil sands customer. Profit margin in the prior-year period benefited from the timing of change order approvals.  Excluding the positive impact of the timing of change order approvals, the corresponding prior-year period profit margin would have been 14.6% of revenue.

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$472,043	$564,101	$(92,058)
Segment profit	$81,733	$86,416	$(4,683)
Profit margin	17.3%	15.3%

For the nine months ended December 31, 2009, revenue from the Heavy Construction and Mining segment was $472.0 million, compared to $564.1 million during the same period last year. This decrease reflects the decline in new project development activity in the oil sands, as well as the discontinuation of a tire premium surcharge and a reduction in third-party materials supply on certain contracts. Recurring services revenue was stable compared to last year, with increased services to Shell Albian, Canadian Natural and Suncor helping to offset reduced activity at Syncrude’s sites.

Profit margin in the Heavy Construction and Mining segment for the nine months ended December 31, 2009 increased to 17.3% of revenue, from 15.3% during the same period

NEWS RELEASE

last year. This improvement reflects the increase in higher-margin recurring services revenue, solid contract execution, reduced third-party materials supply and lower rental equipment costs.

Piling

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$20,592	$41,565	$(20,973)
Segment profit	$4,505	$12,740	$(8,235)
Profit margin	21.9%	30.7%

For the three months ended December 31, 2009, Piling segment revenue was $20.6 million, compared to $41.6 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors and a reduction in high-volume oil sands projects were the key factors in this decline. Profit margin for the current period also declined to 21.9%, from 30.7% during the same period last year, reflecting margin pressure due to weaker market conditions.

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$50,268	$132,709	$(82,441)
Segment profit	$9,139	$32,445	$(23,306)
Profit margin	18.2%	24.4%

For the nine months ended December 31, 2009, Piling segment revenue was $50.3 million, compared to $132.7 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors and a reduction in high-volume oil sands projects were again the key factors in this decline. Profit margin during the current period declined to 18.2%, from 24.4% during the same period last year, reflecting margin pressure due to weaker market conditions.

Pipeline

	Three Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$16,952	$18,380	$(1,428)
Segment profit	$1,072	$5,589	$(4,517)
Profit margin	6.3%	30.4%

Pipeline segment revenues for the three months ended December 31, 2009 were $17.0 million compared to $18.4 million in the same period last year. Segment revenue in the current period reflects activity on two new pipeline projects in British Columbia while revenue in the prior period reflects the completion of the TMX project. Profit margin of 6.3% in the current period reflects the negative impact of lower productivity due to unfavorable weather conditions in northern British Columbia during the quarter. Profit margin of 30.4% in the prior-year period reflects closeout activities and final change orders related to the TMX project.

NEWS RELEASE

	Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	Change
Segment revenue	$18,616	$101,026	$(82,410)
Segment profit	$1,301	$22,464	$(21,163)
Profit margin	7 .0%	22.2%

Pipeline segment revenues for the nine months ended December 31, 2009 were $18.6 million compared to $101.0 million during the same period last year. The decline in revenue reflects the project slowdown that occurred following completion of the large TMX project last year. Profit margin in the nine months ended December 31, 2009 was 7.0% compared to 22.2% last year. Profit margin in the current period reflects the negative impact of lower productivity due to unfavorable weather conditions in northern British Columbia during the quarter. Profit for the comparable nine-month period last year includes the benefit of a $5.3 million settlement of claims revenue.

Outlook

The Company’s outlook for the three months ending March 31, 2010 is for continued strong operating performance despite weak economic conditions.  In particular, recurring services volumes are expected to continue to gradually strengthen as a result of the return to normal overburden removal activity levels at Canadian Natural’s Horizon project and steady demand from Shell Albian’s oil sands sites.  The Company also continues to pursue opportunities with other oil sands customers.

Opportunities on the project development side of the oil sands business are expected to expand as Imperial Oil Ltd.’s Kearl, ConocoPhillips’s Surmont, Husky Energy Inc’s Sunrise and Suncor’s Firebag projects increase demand on service providers.  Overall, however, the Company expects that project development activity will move forward at a more moderate and sustainable pace than what was experienced in the past.

The Pipeline segment is expected to continue increasing its revenue contribution through the balance of the fiscal year as existing projects ramp up to peak operations during the colder months. Tendering and bidding for new contracts continue at a strong pace, however, competition in this market remains intense.

Activity in the Piling segment remains well below fiscal 2008 and 2009 levels, reflecting continued weakness in the commercial and industrial construction markets. The Company’s recent acquisition of Drillco Foundation Co. Ltd., a piling company in the Ontario market, has been successfully integrated and the new business is expected to provide increasing segment contributions going forward.

Overall, expectations for the three months ending March 31, 2010 are fairly optimistic given the recent project announcements from ConocoPhillips and Husky Energy Inc. as well as the Company’s industry knowledge as a result of its significant presence in the Canadian mining and construction industry. Opportunities continue to exist in all areas of the business and the Company is focused on pursuing those contracts that leverage

NEWS RELEASE

NAEP’s strengths and enable it to maintain reasonable margins as the Company works to position itself for long-term business success. The Company is currently developing plans, with the assistance of its financial advisors, to take advantage of the favourable credit markets to refinance some or all of its existing 8 ¾ senior unsecured notes, which are due in December 2011.

NEWS RELEASE

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its third quarter, 2010 fiscal year financial results tomorrow, Tuesday, February 2, 2010 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through March 2, 2010 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 343331)

NEWS RELEASE

Interim Consolidated Balance Sheets
 (in thousands of Canadian dollars)

	December 31, 2009	March 31, 2009

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$96,443	$98,880
Accounts receivable	91,716	78,323
Unbilled revenue	82,232	55,907
Inventories	8,088	11,814
Prepaid expenses and deposits	7,982	4,781
Future income taxes	12,954	7,033
	299,415	256,738
Future income taxes	9,305	12,432
Assets held for sale	1,038	2,760
Prepaid expenses and deposits	4,438	3,504
Property, plant and equipment	347,396	329,705
Goodwill	25,111	23,872
Intangible assets	1,980	1,041
	$688,683	$630,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$78,097	$56,204
Accrued liabilities	26,770	52,135
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,901	2,155
Current portion of capital lease obligations	5,287	5,409
Current portion of derivative financial instruments	5,084	11,439
Current portion of long term debt	6,072	—
Future income taxes	13,211	7,749
	136,422	135,091
Deferred lease inducements	788	836
Capital lease obligations	9,083	12,075
Long term debt	23,892	—
Senior notes	204,953	252,899
Director deferred stock unit liability	1,834	546
Restricted share unit liability	639	—
Derivative financial instruments	86,189	50,562
Asset retirement obligation	351	386
Future income taxes	38,855	30,220

	503,006	482,615
Shareholders’ equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — December 31, 2009 — 36,038,476 voting common shares (March 31, 2009 — 36,038,476 voting common shares)	299,973	299,973
Contributed surplus	7,135	5,275
Deficit	(121,431)	(157,811)

	185,677	147,437

	$688,683	$630,052

NEWS RELEASE

 Interim Consolidated Statements of Operations, Comprehensive Income
(Loss) and Deficit
(in thousands of Canadian dollars, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Revenue	$222,714	$258,565	$540,927	$797,836
Project costs	90,322	129,912	210,834	433,504
Equipment costs	57,512	55,549	147,915	162,146
Equipment operating lease expense	16,287	11,934	44,320	30,317
Depreciation	11,173	10,178	32,507	29,004

Gross profit	47,420	50,992	105,351	142,865
General and administrative costs	14,847	19,156	43,928	57,717
Loss on disposal of property, plant and equipment	743	1,022	1,044	3,778
Loss on disposal of assets held for sale	649	—	373	24
Amortization of intangible assets	277	268	761	822
Impairment of goodwill	—	32,753	—	32,753

Operating income (loss) before the undernoted	30,904	(2,207)	59,245	47,771
Interest expense, net	9,652	6,774	27,269	19,663
Foreign exchange (gain) loss	(5,403)	32,504	(42,480)	39,099
Realized and unrealized (gain) loss on derivative financial instruments	(2,363)	(26,523)	24,954	(21,171)
Other expenses (income)	471	(5,343)	804	(5,364)

Income (loss) before income taxes	28,547	(9,619)	48,698	15,544
Income taxes:
Current income taxes	591	1,779	1,855	1,842
Future income taxes	7,159	3,301	10,463	10,527

Net income (loss) and comprehensive income (loss) for the period	20,797	(14,699)	36,380	3,175
(Deficit), beginning of period — as previously reported	(142,228)	(422)	(157,811)	(19,287)
Change in accounting policy related to inventories	—	—	—	991

Deficit, end of period	$(121,431)	$(15,121)	$(121,431)	$(15,121)

Net income (loss) per share — basic	$0.58	$(0.41)	$1.01	$0.09

Net income (loss) per share — diluted	$0.57	$(0.41)	$0.99	$0.09

NEWS RELEASE

Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$20,797	$(14,699)	$36,380	$3,175
Items not affecting cash:
Depreciation	11,173	10,178	32,507	29,004
Amortization of intangible assets	277	268	761	822
Amortization of deferred lease inducements	(19)	(26)	(80)	(79)
Loss on disposal of property, plant and equipment	743	1,022	1,044	3,778
Loss on disposal of assets held for sale	649	—	373	24
Impairment of goodwill	—	32,753	—	32,753
Unrealized foreign exchange (gain) loss on senior notes	(5,074)	32,509	(42,270)	38,825
Amortization of bond issue costs, premiums and financing costs	210	219	643	577
Unrealized change in the fair value of derivative financial instruments	(3,030)	(27,189)	22,953	(23,172)
Stock-based compensation expense	1,428	497	3,853	1,803
Accretion expense — asset retirement obligation	8	53	(4)	159
Future income taxes	7,159	3,301	10,463	10,527
Net changes in non-cash working capital	(24,483)	22,025	(41,538)	(12,400)
	9,838	60,911	25,085	85,796
Investing activities:
Acquisition	(530)	—	(5,410)	—
Purchase of property, plant and equipment	(4,774)	(9,369)	(48,039)	(84,895)
Additions to assets held for sale	(125)	(350)	(1,058)	(350)
Proceeds on disposal of property, plant and equipment	454	3,173	1,150	7,821
Proceeds on disposal of assets held for sale	1,170	—	2,282	194
Net changes in non-cash working capital	(2,998)	(2,068)	(351)	3,191

	(6,803)	(8,614)	(51,426)	(74,039)
Financing activities:
Cheques issued in excess of cash deposits	—	(665)	—	—
(Decrease) increase in long term debt	(3,037)	(10,000)	29,312	—
Repayment of capital lease obligations	(1,271)	(2,029)	(4,219)	(4,719)
Cash settlement of stock options	—	—	(66)	—
Stock options exercised	—	—	—	702
Financing costs	—	—	(1,123)	—

	(4,308)	(12,694)	23,904	(4,017)

(Decrease) increase in cash and cash equivalents	(1,273)	39,603	(2,437)	7,740
Cash and cash equivalents, beginning of period	97,716	—	98,880	31,863

Cash and cash equivalents, end of period	$96,443	$39,603	$96,443	$39,603

NEWS RELEASE

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA (as defined within the credit agreement)

Consolidated EBITDA is a measure defined by our credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. Our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

NEWS RELEASE

A reconciliation of net income to Consolidated EBITDA (as defined within the credit agreement) is as follows:

	Three Months Ended Dec. 31,		Nine Months Ended Dec. 31,
(dollars in thousands)	2009	2008	2009	2008
Net income (loss)	$20,797	$(14,699)	$36,380	$3,175
Adjustments:
Interest expense	$9,652	$6,774	$27,269	$19,663
Income taxes	$7,750	$5,080	$12,318	$12,369
Depreciation	$11,173	$10,178	$32,507	$29,004
Amortization of intangible assets	$277	$268	$761	$822
Unrealized foreign exchange (gain) loss on senior notes	$(5,074)	$32,509	$(42,270)	$38,825
Realized and unrealized (gain) loss on derivative financial instruments	$(2,363)	$(26,523)	$24,954	$(21,171)
Impairment of goodwill		$32,753		$32,753
Loss on disposal of property, plant and equipment and assets held for sale	$1,392	$1,022	$1,417	$3,802
Stock-based compensation expense	$338	$538	$1,946	$1,613
Consolidated EBITDA	$43,942	$47,900	$95,282	$120,855
(as defined in the revolving credit agreement)

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this release.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) steady demand from Shell Albian’s oil sands sites, (2) opportunities expanding and demand on service providers increasing as a result of Imperial Oil Ltd.’s Kearl, ConocoPhillips’s Surmont, Husky Energy Inc’s Sunrise and Suncor’s Firebag projects proceeding and (3) project development activity moving

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forward at a more moderate and sustainable pace than what was experienced in the past; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices; anticipated new major capital projects in the oil sands may not materialize; demand for our services may be adversely impacted by regulations affecting the energy industry; failure by our customers to obtain required permits and licenses may affect the demand for our services; changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers; reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers; a change in strategy by our customers to reduce outsourcing could adversely affect our results; cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers; because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services; and unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating; and

(B) information related to the future performance of the Company, including (1) the Company’s ability to sustain or improve performance in the months ahead, (2) recurring services volumes continuing to gradually strengthen, (3) pipeline projects ramping up to peak operations during the colder months and this segment continuing to increase its revenue contribution through the balance of the fiscal year, (4) the acquisition of Drillco Foundations Co Ltd. providing increasing contributions to the Piling segment going forward and (5) the Company’s ability to take advantage of favourable credit markets and refinance all or a portion of its 8¾% senior unsecured notes; is subject to the risks and uncertainties that: shortages of qualified personnel or significant labour disputes could adversely affect our business; if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired; we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts; A deterioration of credit market conditions may restrict our ability to secure new debt financing and/or increase the cost, our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals, our customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition; lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs; our operations are subject to weather-related factors that may cause delays in our project work; and environmental laws and regulations may expose us to liability arising

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out of our operations or the operations of our customers.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the United States Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca